UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14F-1

Information Statement
Pursuant to Section 14(f) of the Securities Exchange Act of 1934

                               HAGUE CORP.
(Exact name of registrant as specified in its charter)

Nevada	333-146533	20-8195578
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

14220 E Cavedale RD Scottsdale AZ	85262
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code:  214-701-8779

1865 Portage Avenue
Winnepeg, Manitoba, R3J OH2
 (Former name or former address, if changed since last report)

HAGUE CORP.

Information Statement
Pursuant to Section 14(f) of the Securities Exchange Act of 1934

This Information Statement is being mailed to holders of record of shares of common stock, par value $.001 per share of Hague Corp., a Nevada Corporation referred to as the “Company,” “we,” “us,” “our,” or “Hague”), as of November 20, 2008 pursuant to the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder.

Background

On November 4, 2008, the Company closed on an Agreement and Plan of Merger and Reorganization by and among Hague Corp. (the “Company”), Solterra Renewable Technologies, Inc. (“Solterra”), the shareholders of Solterra and Gregory Chapman as “Indemnitor” (the “Agreement”), which resulted in Solterra becoming a wholly-owned subsidiary of the Company. Pursuant to the Agreement, Mr. Chapman cancelled 40,000,000 shares of Common Stock of the Company owned by him and issued a general release in favor of the Company terminating its obligations to repay Mr. Chapman approximately $34,000 in principal owed to him.

In accordance with the Agreement, the Company issued 41,250,000 shares of its Common Stock to the former stockholders of Solterra. Certain existing stockholders of the Company, in consideration of Solterra and its shareholders completing the transaction, issued to the Company a Promissory Note in the amount of $3,500,000 due and payable on or before January 15, 2009, through the payment of cash or, with the consent of the Company, the cancellation of up to 12,000,000 issued and outstanding shares of the Company owned by them.

On November 4, 2008, the Company entered into a Securities Purchase Agreement, Debenture, Security Agreement, Subsidiary Guarantee Agreement, Registration Rights Agreement, Escrow Agreement, Stock Pledge Agreement and other related transactional documents (the “Transaction Documents”) to obtain $1,500,000 in gross proceeds from three non-affiliated parties (collectively hereinafter referred to as the “Lenders”) in exchange for 3,525,000 restricted shares of Common Stock of the Company (the “Restricted Shares”) and Debentures in the principal amount aggregating $1,500,000. Each Debenture has a term of three years maturing on November 4, 2011 bearing interest at the rate of 8% per annum and is prepayable by the Company at anytime without penalty, subject to the Debenture holders’ conversion rights. Each Debenture is convertible at the option of each Lender into the Company’s Common Stock (the “Debenture Shares”, which together with the Restricted Shares shall collectively be referred to as the “Securities”) at a conversion price of $.2667 per share (the “Conversion Price”). The Registration Rights Agreement requires the Company to register the resale of the Securities within certain time limits and to be subject to certain penalties in the event the Company fails to timely file the Registration Statement, fails to obtain an effective Registration Statement or, once effective, to maintain an effective Registration Statement until the Securities are saleable pursuant to Rule 144 without volume restriction or other limitations on sale. The Debentures are secured by the assets of the Company and are guaranteed by Solterra as the Company’s subsidiary. In the event the Debentures are converted in their entirety, the Company would be required to issue and aggregate of 5,624,297 shares of the Company’s Common Stock, subject to anti-dilution protection for stock splits, stock dividends, combinations, reclassifications and sale of the Company’s Common Stock at a price below the Conversion Price.  Certain changes of control or fundamental transactions such as a merger or consolidation with another company could cause an event of default under the Transaction Documents.

The foregoing descriptions of the Agreement and Transaction Documents are subject to more detailed provisions set forth in the Exhibits to our Form 8-K filed with the Securities & Exchange Commission (“SEC”) on November 10, 2008 (date of earliest event – November 4, 2008), which are incorporated herein by reference.

As a result of the transactions described in the two preceding paragraphs, there are currently 69,375,000 shares of the Company’s Common Stock issued and outstanding without giving effect to the possible conversion of the Debentures.  Steven Squires, the new President, Chief Executive Officer and a newly appointed director of the Company is the new controlling stockholder as he owns approximately 51.2% of the issued and outstanding shares of the Company’s Common Stock.

On November 4, 2008, in connection with the change in control, Stephen Squires was appointed President and Chief Executive Officer of the Company, Brian Lukian was appointed Chief Financial Officer, Treasurer and Secretary of the Company, Dr. Ghassan E. Jabbour as Chief Science Officer of the Company, and David Doderer as Vice President – Research and Development. On that same date, Greg Chapman resigned as an executive of the Company. On November 4, 2008, Mr. Chapman, the sole director of the Company, resigned as a director of the Company effective 10 days following the filing with the SEC and mailing to stockholders of this Information Statement on Schedule 14F-1, which Schedule 14F-1 sets forth certain information regarding the expansion of the Board of Directors to six persons effective upon the resignation of Mr. Chapman. Such six directors include Stephen Squires, Dr. Ghassan E. Jabbour, Dr. Michael S. Wong, Kim Pichanick, Dr. Isaac B. Horton III and Richard Patton.

The Transaction Documents include a Stock Pledge Agreement pursuant to which Stephen Squires has pledged 20,000,000 shares of our Common Stock to the Debenture holders (the “Holders”) until such time as the Debentures are paid in their entirety. Also, the Securities Purchase Agreement provides until such time as the Holders no longer hold any Debentures, we shall appoint two (2) members to our Board of Directors, with such board members to be appointed by MKM Opportunity Master Fund, Ltd. (“MKM”).  Each member appointed by MKM will be independent of, and not affiliated with, MKM. In addition, so long as MKM has the right to appoint two board members under this Agreement, we shall not expand the size of our Board of Directors to more than seven (7) board members.  Notwithstanding the foregoing, in the event of a default under the Transaction Documents, MKM and Steven Posner Irrevocable Trust u/t/a Dated 06/17/65 (“Posner”) shall have the right to appoint three (3) and two (2) members, respectively, to our Board of Directors, which directors need not be independent of, and may be affiliated with, MKM or Posner.  In the event that MKM or Posner exercises their right to appoint members of our Board of Directors in the event of a default, the Board of Directors shall set the size of the Board to no more than nine (9) members. Dr. Horton and Mr. Patton have been appointed to the Board as appointees of MKM Opportunity Master Fund Ltd. pursuant to the Transaction Documents.

NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

Voting Securities of the Company

As of November 21, 2008 (the “Record Date”), there were 69,375,000 shares of Common Stock issued and outstanding. Each share of Common Stock entitles the holder to one vote.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth, as of November 20, 2008, shares of Common Stock beneficially owned by (1) each person (including any group) of more than five percent of our Common Stock, based solely on Schedule 13D and 13G filings with the Securities and Exchange Commission, and (2) the Company’s directors and officers.

Name of Beneficial Owner	Common Stock Beneficially Owned (1)	Percent of Class
Stephen Squires	35,550,000	51.2
Brian Lukian C.A.	1,200,000	1.7
Ghassan E. Jabbour	0	-0-
Michael S. Wong	0	-0-
Kim Pichanick	0	-0-
Dr. Isaac B. Horton, III	0	-0-
Richard Patton	0	-0-
David Doderer	0	-0-
Directors and executive officers as a group (8 persons)	36,500,000	52.6
Andrew McKinnon	6,900,000	9.9
____________
* Less than 1%.
(1)	Unless otherwise indicated, ownership represents sole voting and investment power.
(2)	The address for each beneficial owner named above is c/o the Company at 14220 E. Cavedale Rd., Scottsdale, AZ 85262.

Changes in Control

On the Closing Date of the Agreement and Plan of Reorganization which occurred on November 4, 2008, 2008, Greg Chapman relinquished control of the Company and Mr. Stephen Squires became the principal and controlling stockholder of the Company. The Transaction Documents include a Stock Pledge Agreement pursuant to which Stephen Squires has pledged 20,000,000 shares of our Common Stock to the Debenture holders (the “Holders”) until such time as the Debentures are paid in their entirety. Also, the Securities Purchase Agreement provides until such time as the Holders no longer hold any Debentures, we shall appoint two (2) members to our Board of Directors, with such board members to be appointed by MKM Opportunity Master Fund, Ltd. (“MKM”).  Each member appointed by MKM will be independent of, and not affiliated with, MKM. In addition, so long as MKM has the right to appoint two board members under this Agreement, we shall not expand the size of our Board of Directors to more than seven (7) board members.  Notwithstanding the foregoing, in the event of a default under the Transaction Documents, MKM and Steven Posner Irrevocable Trust u/t/a Dated 06/17/65 (“Posner”) shall have the right to appoint three (3) and two (2) members, respectively, to our Board of Directors, which directors need not be independent of, and may be affiliated with, MKM or Posner.  In the event that MKM or Posner exercises their right to appoint members of our Board of Directors in the event of a default, the Board of Directors shall set the size of the Board to no more than nine (9) members.

Directors and Executive Officers

The following table sets forth information regarding our current and proposed executive officers and directors:

Name	Age	Position with the Company (1)
Stephen Squires	49	President and Chief Executive Officer and Director
Brian Lukian C.A.	60	Acting Chief Financial Officer
Dr.Ghassan E. Jabbour	46	Chief Science Officer, Director
Dr. Michael S. Wong	35	Director
Kim Pichanick	45	Director
David Doderer	37	Vice President of Research and Development
Richard Patton	52	Director
Dr. Isaac B. Horton, III	51	Director
Greg Chapman (2)	45	Former President, Chief Executive Officer, Chief Financial Officer, Director and Secretary
____________
(1)
Each of the aforementioned persons listed as a director was appointed to the Board of Directors of the Registrant following the consummation of the Agreement and Plan of Reorganization. Their appointment is to be effective ten days following the filing and mailing of this Schedule 14F-1 to the stockholders of the Registrant.

(2)
Mr. Chapman resigned from his position as an officer and director of the Company in connection with the consummation of the Agreement and Plan of Reorganization. His resignation as an officer is effective immediately at the closing date; however, his resignation as a director will be effective ten days following the filing and mailing of a Schedule 14F-1 to the stockholders of the Registrant.

Background

The following is a brief summary of the background of each director, director nominee and executive officer of our company:

Stephen Squires has over 25 years of experience in turnarounds, startups, business development, mergers and acquisitions and strategic planning. Mr. Squires is skilled at identifying emerging technologies and driving commercialization/global market introduction to position companies for growth. From 1977 to1983, he worked at  McDonald Douglas Corporation, a company engaged in the business of building advanced tactical fighter aircraft and Space vehicles, developing and adapting advanced materials for combat aircraft applications. From1983 to 2001, Mr. Squires, as founder, served as President and Chief Executive Officer of Aviation Composite Technologies, Inc., a company whose principal business was the engineering, design, manufacture and refurbishment of advanced composite aero structures. Under Mr. Squires leadership the company grew from zero to over 200 employees and operated a 100,000 square foot state of the art facility. Aviation Composite was merged with USDR Aerospace in 2001. Prior to his employment with the Company which commenced upon the closing date of the Agreement and Plan of Reorganization, Mr. Squire’s principal occupation was consulting and advising in the areas of Advanced materials, nanotechnology, applications engineering, strategic international marketing with emphasis on middle east and commercialization of emerging technologies for Orasi LLC. Since 1998, Mr. Squires has pursued his interests in advanced materials such as nano fibers and nanotubes where he quickly recognized the potential of the unique quantum features these materials held.

Brian Lukian C.A. has over 25 years of financial, strategic and business leadership contributing to the growth and turnaround of corporations in various industries.  Since January 2007, he has been providing consulting services in regards to mergers and acquisitions, turnarounds, financings as well as business and industry analysis. From 2005 through December 2006, he was employed by Ace Security Laminate Corporation, Ottawa, Canada as its chief operating officer and chief financial officer. Ace Security is in the business of manufacturing and distribution of high-end security window laminates. From 2003 through 2005, he was employed by Genomics One Corporation, Toronto and Montreal, Canada, as its chief operating officer and chief financial officer. Genomics One is a distributor of a variety of products that target the Life Sciences market.  From 2000 through 2003, he was employed by Arcamatrix Corporation, Toronto Canada, as its chief operating officer and chief financial officer. Arcamatrix is in the business of secure document transfer and storage of information for the healthcare industry. In the positions as chief operating officer and chief financial officer of the aforementioned companies, Mr. Lukian reported directly to the chief executive officer and the audit committee of the board of directors of each respective company, and he was responsible for the daily operations, overseeing the preparation of financial statements, forecasts, budgets and regulatory filings, compliance with applicable securities laws, analyzing potential acquisitions and serving as a liaison with the financial community, shareholders and investment bankers and brokers. Mr. Lukian earned a certificate as Chartered Accountant, McGill University, while employed by Ernst & Young, Montreal, Canada and is a member of the Order of Chartered Accountants of Quebec. Mr. Lukian also has a United States Investment Bankers license, Series Seven. He received a Bachelor of Commerce from Loyola College, Montreal, Canada.

Dr. Ghassan E. Jabbour is the Director of Flexible and Organic Electronics Development at the Flexible Display Center (FDC) since 2006 and a Professor of Chemical and Materials Engineering at Arizona State University since 2006. He is also the Technical Advisory Board Leader on Optoelectronic Materials, Devices and Encapsulation at FDC. He has been selected to the Asahi Shimbun 100 New Leaders of the USA and has received the Presidential Award for Excellence from the Hariri Foundation in 1997. Dr. Jabbour's research experience encompasses flexible-roll-to-roll-electronics and displays, smart textile, moisture and oxygen barrier technology, transparent conductors, organic light emitting devices, organic and hybrid photovoltaics, organic memory storage, organic thin film transistors, combinatorial discovery of materials, nano and macro printed devices, micro and nanofabrication, biosensors, and quantum simulations of electronic materials. Dr. Jabbour attended Northern Arizona University, the Massachusetts Institute of Technology (MIT), and the University of Arizona. Dr. Jabbour is an SPIE fellow.  Prof. Jabbour has authored and co-authored over 300 publications, invited talks, and conference proceedings. He is the editor of several books and symposia proceedings involving organic photonics and electronics, and nanotechnology. Prof. Jabbour is the guest editor of the MRS Bulletin issue on “Organic Photovoltaics”. He is the Chair and/or Co-Chair of over 50 conferences related to photonic and electronic properties of organic materials and their applications in displays and lighting, hybrid photosensitive materials, and hybrid integration of semiconducting and nanotechnology.

Dr. Michael S. Wong Principal Investigator, Associate Professor in Chemical and Biomolecular Engineering Associate Professor in Chemistry (Joint Appointment) at William Marsh Rice University. His accomplishments include:
•	Smithsonian Magazine "37 Under 36" Young Innovator Award (2007)
•	3M Non-tenured Faculty Award (2006, 2007)
•	GOLD 2006 Conference Best Presentation Award, for "best new idea in gold catalysis" (2006)
•	AIChE South Texas Section Best Applied Paper Award (2006)
•	AIChE Nanoscale Science and Engineering Forum Young Investigator Award (2006)
•	MIT Technology Review's TR35 Young Innovator Award (2006)
•	Hershel M. Rich Invention Award (2006)
•	National Academy of Engineering Indo-America Frontiers of Engineering Symposium, Invited Speaker (2006)
•	Smalley/Curl Innovation Award (2005)
•	National Academies Keck Futures Initiative (NAKFI) Symposium, Invited Participant (2004)
•	Oak Ridge Associated Universities Ralph E. Powe Junior Faculty Enhancement Award (2003)
•	National Academy of Engineering Japan-America Frontiers of Engineering (JAFOE)
•	Symposium, Invited Participant (2002)
•	Rice Quantum Institute (RQI), Fellow (2002)
•	Robert P. Goldberg Grand Prize, MIT $50K Entrepreneurship Competition (2001)
•	Union Carbide Innovation Recognition Award (2000)
•	MIT Chemical Engineering Edward W. Merrill Outstanding Teaching Assistant Award (1997)
•	Faculty advisor for Phi Lambda Upsilon, chemical sciences honorary society (2003 - present)

Dr. Michael S. Wong joined the Department of Chemical Engineering in 2001, and received a joint appointment in the Department of Chemistry in 2002. Before coming to Rice University, he did post-doctoral research with Dr. Galen D. Stucky of the Department of Chemistry and Biochemistry at University of California, Santa Barbara. Mr. Wong’s educational background includes a B.S. in Chemical Engineering from Caltech, an M.S. in Chemical Engineering Practice (“Practice School”) from MIT, and a Ph.D. in Chemical Engineering from MIT (under the supervision of Dr. Jackie Y. Ying, “Supramolecular Templating of Mesoporous Zirconia-Based Nanocomposite Catalysts”). With the underlying theme of designing and engineering novel materials for catalytic and encapsulation applications, his research interests lie in the areas of nanostructured materials (e.g. nanoporous materials, nanoparticle-based hollow spheres, and quantum dots), heterogeneous catalysis, and bioengineering applications. He is particularly interested in developing new chemical approaches to assembling nanoparticles into functional macrostructures.

Kim Pichanick From 2006 to date, Ms. Pichanick has served as a principal of KPN Advisors LLC, a company that provides strategic global communications and investor relations. Ms. Pichanick works with senior level management to develop integrated communications plans that insure consistent messages are communicated to stakeholders, media and employees.  Ms. Pichanick manages communications and investor relations’ goals and objectives associated with mergers and acquisitions and supports business and financial objectives, externally and internally. Ms. Pichanick is also a principal of KPN Holdings, LLC, through which she owns her interest in the KPN Advisors and other companies.

KPN Holdings is a significant shareholder of QED Clinical, LLC, d/b/a CINA, a provider of elegant Healthcare software data communications solutions. Ms. Pichanick is Principal and majority owner of The Hardersen Group, LLC, (“THG”) with offices in Jupiter, Florida and Dallas, Texas.  THG provides strategies to protect and preserve wealth for financially mature clients. These strategies protect and preserve wealth during the client(s) lifetime and assist with estate maximization strategies to transfer wealth to the next generations and enable significant charitable donations using elegant insurance tools and strategies. From December 2004 to November 2007, Ms. Pichanick served as a director of Aleris International, Inc. Ms. Pichanick supported Aleris’s senior management team to develop a communications function and global communications strategy that significantly contributed to Aleris’s growth from 2,100 employees to 9,100 employees and an increase in annual revenue from approximately $2 billion to approximately $9 billion during the period from December 2004 to December 2007. Specific responsibilities included investor relations, media relations, employee communications and marketing communications.

David Doderer has over 15 years of research & development experience in emerging technologies including biotech, nanotech and quantum effects.  From 2002 to 2005, he served as principal investigator for USGN, a company engaged in the business of defense, safety and security solutions, where he contributed to numerous patents/patents pending & proprietary processes. From 2006 to 2008, he managed Managing Hudler Titan LLC, a technology consulting company, specializing in advanced nanofiber filtration for gaseous streams; crowd sourcing to efficiently share and manage the information resource existing in personal experience; and a clean energy/ clean air/ clean water initiative through aggregation of retail level contributions in alternative energy based carbon offset programs.

Richard Patton-Since July 2007, Mr. Patton has been responsible for the overall management of Juma Technology's Operations Department, an IP Convergence Company, as its Chief Operating Officer. He is charged with overseeing client implementations, project management and its Customer Service Center. From June 2005 through June 2007, Mr. Patton served as President and CEO of Government Telecommunications, Inc. (GTI), which specializes in designing, deploying and maintaining voice, data and telecommunications networks for agencies of the Federal government. During his tenure, Patton was credited with the company's turn around. He secured eight-figure, multi-year service contracts with the Department of Justice and General Services Administration. Patton has held key senior management positions at Millivision Technologies, East Wind Partners, Elglobe and AT&T, including posts in Operations, New Product Development, Business Development, Product Management and Strategic Planning. He has a Master of Science in Computer Science from Fairleigh Dickenson University and a Bachelor of Science in Mechanical Engineering, also from Fairleigh Dickenson University. Patton began his career in 1978 at AT&T Bell Labs.

Dr. Isaac B. Horton, III is a founder of Remote Source Lighting International, Inc. (RSLI) and has served as Chief Executive Officer and Chairman since January 1995. Dr. Horton is also the founder, majority shareholder, CEO and Chairman of the parent company Remote Light. Inc. Remote Source Lighting International, Inc. (RSLI) has been recognized as the leading manufacturer of fiber optic lighting products. Its manufacturing and research development facility is located in San Juan Capistrano, California and the corporate office is located in North Carolina. He has traveled to more than 20 countries establishing business ventures in each of these, which include Malaysia, France, Italy, Germany, Kuwait, South Africa, Taiwan, Brazil, Australia, Japan, Mexico, Belgium, Canada and China. He has purchased four companies including one in Brussels and one in Australia, which produce fiber optics products. Dr. Horton has applied for or has been awarded more than 70 patents. These products can be used in illumination, data transmission and disinfections. RSLI won the Deal of the Year Award for 1998 for the Research Triangle of North Carolina, Innovator of the Year for the International Association of Lighting Designers and Product of the Year in 1997 from the largest Entertainment Lighting Organization and Application of the Year Award for the same organization for 1999. He has also raised almost $1 million dollars for Ultra Fine Technologies, a Nanopartical Company which recently won a $250,000 grant from the Fermi Institute in Germany.

Dr. Horton completed his undergraduate degree in Chemistry from the University of North Carolina at Chapel Hill in 1979. After receiving a Doctorate degree in Chemistry from Indiana University, he began his career as a Drug Designer for Dupont Company in 1984. He later joined the Rohm and Haas Company where he held positions in Manufacturing and Engineering, Marketing, Strategic Planning and New Product Management. Dr. Horton also attended the University of Pennsylvania's Wharton Management Program. In addition, he has held numerous business positions including vice president of the Wilmington Delaware Development Company. Dr. Horton presently serves on the Board of Directors of Shaw University, is on the Honorary Board of Directors of The Character Education Foundation, and is the Chairman of the Board of Alpha Global. Dr. Horton has published works in scientific journals, holds scientific patents and has copyrights in music and dramatic writings.

Greg Chapman has served as our President, Chief Executive Officer and Chief Financial Officer since shortly after our inception on January 9, 2007 through November 4, 2008 and as a director from inception to date.  Since July 2004, he has served as the sole officer and director of Osler Incorporated, which company is involved in the exploration of copper and iron sulphide exploration in Nevada.  Since August 2004, he has served as the owner, manager and operator of CFM Accounting in Vancouver, British Columbia (from August 2004 to August 2006) and in Winnipeg, Manitoba (since September 2006).  From September 2000 to July 2004, Mr. Chapman owned and operated Northern Cactus Accounting in Vancouver, British Columbia. Mr. Chapman received a Bachelors degree in Economics from the University of Manitoba in 1985, and his BSc in Accountancy from California State University in Sacramento in 1994. Mr. Chapman commits approximately 8 hours per week of his time to our business.  Mr. Chapman is responsible for the overall direction of our company. He will rely on the information forwarded to him by the geologist we pay to complete the studies regarding our mineral property.  It is important to note, as described above, that since July 2004, Mr. Chapman has served as sole officer and director of Osler Incorporated a similar company to our company, which is involved in the exploration of copper and iron sulphide exploration in Nevada, and as such, the time he is able to spend on our matters may be limited and/or he may face conflicts of interest between Osler Incorporated and our company.

Possible Expansion of the Board in the event of Default under Outstanding Debentures

The Transaction Documents include a Stock Pledge Agreement pursuant to which Stephen Squires has pledged 20,000,000 shares of our Common Stock to the Debenture holders (the “Holders”) until such time as the Debentures are paid in their entirety. Also, the Securities Purchase Agreement provides until such time as the Holders no longer hold any Debentures, we shall appoint two (2) members to our Board of Directors, with such board members to be appointed by MKM Opportunity Master Fund, Ltd. (“MKM”).  Each member appointed by MKM will be independent of, and not affiliated with, MKM. In addition, so long as MKM has the right to appoint two board members under this Agreement, we shall not expand the size of our Board of Directors to more than seven (7) board members.  Notwithstanding the foregoing, in the event of a default under the Transaction Documents, MKM and Steven Posner Irrevocable Trust u/t/a Dated 06/17/65 (“Posner”) shall have the right to appoint three (3) and two (2) members, respectively, to our Board of Directors, which directors need not be independent of, and may be affiliated with, MKM or Posner.  In the event that MKM or Posner exercises their right to appoint members of our Board of Directors in the event of a default, the Board of Directors shall set the size of the Board to no more than nine (9) members. Dr. Isaac B. Horton, III and Richard Patton will be serving on our Board of Directors as designees of MKM.

Significant Employees and Consultants

In the past, we have had no employees other than Greg Chapman, who served as our sole director and officer.  For our accounting requirements, we utilized the consulting services of an independent bookkeeper to assist in the preparation of our interim financial statements in accordance with generally accepted accounting principles in the United States. Mr. Chapman was serving as our principal accounting officer.

As of the November 4, 2008 Closing Date of our Agreement and Plan of Merger and Reorganization, we have three new full-time employees (including Stephen Squires) and two part-time employees including Brian Lukian and Ghassan E. Jabbour. We anticipate that we will hire additional key staff in 2009 in areas of Chief Operating Officer, Chief Financial Officer, Vice President Sales and Marketing; research and development, administration/accounting, business development, operations and sales/marketing.

Conflicts of Interest

We do not have any written procedures in place to address conflicts of interest that may arise between our business and the future business activities of executive officers.

Board Meetings and Committees

Our board of directors held no formal meetings during the 12 month period ended June 30, 2008. All proceedings of the board of directors were conducted by the written consent of the directors and filed with the minutes of the proceedings of the directors.

We do not have standing audit, nominating or compensation committees, or committees performing similar functions. Our board of directors believes that it is not necessary to have standing audit, nominating or compensation committees at this time because the functions of such committees are adequately performed by our board of directors. The directors who perform the functions of auditing, nominating and compensation committees in the past were not independent because they were also officers of our company.

Identified herein are six new directors appointed to our Board of Directors following the consummation of the Agreement and Plan of Reorganization. Their appointment is to be effective ten days following the filing and mailing of this Schedule 14F-1 to the stockholders of the Registrant. Four of the new members, namely Michael S. Wong, Kim Pichanick, Dr. Isaac B. Horton, III and Richard Patton may be considered independent directors. Under the National Association of Securities Dealers Automated Quotations (“NASDAQ”) definition, an independent director means a person other than an officer or employee of the Company or its subsidiaries or any other individuals having a relationship that, in the opinion of the Company’ board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of the director. The board’s discretion in determining director independence is not completely unfettered. Further, under the NASDAQ definition, an independent director is a person who (1) is not currently (or whose immediate family members are not currently), and has not been over the past three years (or whose immediate family members have not been over the past three years), employed by the company; (2) has not (or whose immediate family members have not) been paid more than $60,000 during the current or past three fiscal years;  (3) has not (or whose immediately family has not) been a partner in or controlling shareholder or executive officer of an organization which the company made, or from which the company received, payments in excess of the greater of $200,000 or 5% of that organizations consolidated gross revenues, in any of the most recent three fiscal years; (4) has not (or whose immediate family members have not), over the past three years been employed as an executive officer of a company in which an executive officer of our Company has served on that company’s compensation committee; or (5) is not currently (or whose immediate family members are not currently), and has not been over the past three years (or whose immediate family members have not been over the past three years) a partner of our company’s outside auditor. The term “Financial Expert” is defined as a person who has the following attributes: an understanding of generally accepted accounting principals and financial statements; has the ability to assess the general application of such principals in connection with the accounting for estimates, accruals and reserves; experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, or experience actively supervising one or more persons engaged in such activities; an understanding of internal controls and procedures for financial reporting; and an understanding of audit committee functions.

In the future, we intend to have an audit committee, compensation committee, management committee, nominating committee and such other committees as determined by the Board of Directors to be in the best interest of the Company and to be in compliance with all applicable securities and state laws and listing requirements of any applicable exchanges or NASDAQ that the Company’s securities may become listed on in the future, of which we can provide no assurances that this will occur. In the event we form an audit committee, we will seek to have a “financial expert” as an independent board member serving on the Audit Committee.

Role and Responsibilities of the Board

The Board of Directors oversees the conduct and supervises the management of our business and affairs pursuant to the powers vested in it by and in accordance with the requirements of the Revised Statutes of Nevada. The Board of Directors intends to hold regular meetings to consider particular issues or conduct specific reviews whenever deemed appropriate.

Our Board of Directors considers good corporate governance to be important to our effective operations. Our directors are elected at the annual meeting of the stockholders and by the Board to fill vacancies and serve until their successors are elected or appointed.  Officers are appointed by the Board of Directors and serve at the discretion of the Board of Directors or until their earlier resignation or removal.

In the past, there have been no arrangements or understandings pursuant to which a director or executive officer was selected to be a director or executive officer. We have had no nominating committee of the Board or any employment contracts. Accordingly, executive officers serve at the pleasure of the Board, subject to their rights under any employment contracts we enter into with them in the future.

Director Independence

Our board of directors has determined that we have a majority of independent directors as that term is defined under Rule 4200(a) (15) of the Nasdaq Marketplace Rules, even though such definition does not currently apply to us because we are no listed on Nasdaq.

Transactions with Related Persons

There have been no transactions or proposed transactions in which the amount involved exceeds the lesser of $120,000 or 1% of the average our total assets at year-end for the last three completed fiscal years in which any of our directors, executive officers or beneficial holders of more than 5% of the outstanding shares of our common stock, or any of their respective relatives, spouses, associates or affiliates, has had or will have any direct or material indirect interest, except as follows:

(i)
On January 12, 2007, our sole director and officer, Greg Chapman, acquired 2,000,000 shares of our common stock at a price of $0.002 per share for total cash proceeds of $4,000.  In connection with the 20:1 forward stock split affected on July 15, 2007, the 2,000,000 shares now total 40,000,000 shares of our common stock. Exemption from registration is claimed under Section 4(2) of the Securities Act of 1933, as amended, as an offering not constituting a “public offering.”

(ii)
For the period from January 9, 2007 (inception) through June 30, 2007, we received $24,600 in cash for the sale of 24,600,000 shares of our common stock at a purchase price of $0.001 per share in offshore transactions with non-affiliated parties during the period between May and June 2007. Our private placement was conducted in offshore transactions relying on Regulation S of the Securities Act of 1933. None of the subscribers were U.S. persons, as defined in Regulation S. No directed selling efforts were made in the United States by us, any distributor, any of their respective affiliates or any person acting on behalf of any of the foregoing. We implemented the applicable offering restrictions required by Regulation S by including an appropriate restrictive legend.

(iii)
Our former President, Greg Chapman, has in the past provided us office space free of charge, which encompasses approximately 350 square feet. Mr. Chapman’s father owns the space provided. This arrangement ceased on the November 4, 2008 Closing Date of the Agreement and Plan of Reorganization. We have utilized the home of Stephen Squires, our current President and Chief Executive Officer, on a rent free basis for office space for Solterra since its inception.

(iv)
The Company was charged management fees of $6,620 from inception through June 30, 2008 by Greg Chapman, a director of the Company. The Company also has a related party loan of approximately $34,000 which was due to Mr. Chapman for funds advanced.  The loan was forgiven by Mr. Chapman on November 4, 2008.

(v)	At the closing date of the Plan of Reorganization (i.e. November 4, 2008), the following transactions occurred involving our securities:

(a) Mr. Chapman agreed to retire and cancel his 40,000,000 shares of common stock.

(b) We issued debentures to three non-affiliated persons in the principal amount of $1,500,000, convertible at $.2667 per share. Exemption from registration is claimed under Section 4(2) of the Securities Act of 1933, as amended.

(c) We issued 41,250,000 shares of our common stock in exchange for the interests in Solterra of Stephen Squires (35,550,000 shares), Phoenix Alliance Corp. (3,800,000 shares), Brian Lukian (1,000,000, shares), Barry Laughren (500,000 shares), Adrienne Grody (20,000 shares), Lester Morse (190,000 shares) and Steven Morse (190,000 shares). Exemption from registration is claimed under Rule 506 and/or Section 4(2) of the Securities Act of 1933, as amended.

(d) We received from certain existing shareholders of our company a promissory note in the principal amount of $3,500,000, payable on January 15, 2009 in cash, or with the prior written consent of our company, the cancellation of 12,000,000 issued and outstanding shares of our Common Stock.

Section 16(a) Compliance

Section 16(a) of the Exchange Act requires our executive officers and directors and persons who own more than 10% of a registered class of our equity securities to file with the SEC initial statements of beneficial ownership, reports of changes in ownership and annual reports concerning their ownership of our common stock and other equity securities, on Forms 3, 4 and 5 respectively. Executive officers, directors and greater than 10% shareholders (the “Reporting Persons”) are required by the SEC regulations to furnish us with copies of all Section 16(a) reports that they file.

Based solely on our review of the copies of such forms received by us, or written representations from the Reporting Persons, we believe that all filing requirements applicable to all Reporting Persons were complied with for fiscal 2008.

Executive Compensation

The table below summarizes all compensation awarded to, earned by, or paid to our executive officers for all services rendered in all capacities to the Company (including its wholly-owned subsidiary, Solterra) for the period from the Company’s inception on January 9, 2007 through the fiscal period ended June 30, 2007 and for the fiscal year ended June 30, 2008; it being noted that our subsidiary, Solterra, was incorporated in May 2008.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compen-sation ($)	Change in Pension Value and Nonqualified Deferred Compensation ($)	All Other Compen-sation ($)	Total ($)
Greg Chapman, former CEO Stephen Squires CEO	2008 2007 2008 2007	$4,400 $1,820 0 0	0 0 0 0	0 0 0 0	0 0 0 0	0 0 0 0	0 0 0 0	0 0 0 0	$4,400 $1,820 $ 0 $ 0

Option/SAR Grants

We have made no grants of stock options or stock appreciation rights to any current or prior officer or director during the period from our inception on January 9, 2007 through November 13, 2008. In the near future, we anticipate adopting a stock option plan.

Compensation of Directors

We intend to pay directors a fee of at least $500 per meeting for attendance at Board meetings in an amount to be approved by the Board. Board members will also be eligible to participate in any stock option plans approved by the Board or a committee thereof.

Employment contracts and termination of employment and change-in-control arrangements

There are no employment agreements between our company and our former chief executive officer, Greg Chapman or between our company and its current chief executive officer, namely Stephen Squires.  From July 1, 2008 to October 31, 2008, Mr. Squires was paid a salary of $5,000 per month, increasing to $10,000 per month effective November 4, 2008. Brian Lukian and David Doderer each began receiving a salary at the rate of $10,000 per month. Ghassan Jabbour will begin receiving a salary at the rate of $5,000 per month effective on or before February 2009. We are in the process of negotiating employment contracts with one or more of our executive officers. Such agreements are expected to include salaries, bonuses, options and other forms of compensation.

 Reports to security holders

 We intend to file all required reports due under the Exchange Act with the Securities and Exchange Commission. Such reports include annual reports, quarterly reports, Form 8-K and other information we are required to file pursuant to securities laws. You may read and copy materials we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC which is http://www.sec.gov.

By Order of the Board of Directors
HAGUE CORP.

November 20, 2008	By:	/s/ Stephen Squires
Stephen Squires
President and Chief Executive Officer